GALIANO GOLD ANNOUNCES 2024 PRODUCTION

AND FULL YEAR HIGHLIGHTS

Vancouver, British Columbia, January 14, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide a summary of its 2024 operational achievements, including gold production of 115,115 ounces. The Company owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

Highlights1

  Consolidating ownership: Completed the transaction with Gold Fields Ltd., acquiring their 45% interest in the AGM and thereby securing 90% ownership.

  Improved safety metrics: Achieved 12-month rolling lost-time and total recordable injury frequency rates of 0.15 and 0.58, respectively, reflecting a stronger safety performance compared to 2023.

  Gold production: Produced 115,115 ounces, slightly below revised guidance of 120,000 to 130,000 ounces. Full year mill throughput of 5.1 million tonnes was constrained due to harder material processed and lower mobile crushing circuit availability. Fewer ore tonnes were mined from Abore due to mining  at higher elevations following an expansion of the pit to take advantage of the increased Mineral Reserve.

  Financial strength: Approximately $105 million in unaudited cash and cash equivalents as of December 31, 2024 while continuing to be debt free.

  Life of Mine enhancements: Advanced work on the AGM's optimized Life of Mine plan and updated Mineral Reserves and Resources, with an expected release date of January 28, 2025.

  Mining improvements:

    Full fleet of mining equipment mobilized at Abore by the mining contractor at the end of the third quarter.
    Daily mined tonnage averaged 121,000 tonnes in the second half ("H2"), compared to 75,000 tonnes in the first half ("H1").
    Achieved a 51% increase in ore mined in H2 compared to H1.

  Mill upgrades:

    Added an additional mobile crusher at Abore to improve throughput and recovery rates in 2025 while awaiting a secondary crusher, to be commissioned in third quarter 2025.
    Commissioned one additional carbon-in-leach tank, with a second to follow this month.
    Expanded the oxygen generation plant.

1 All operational data from the AGM on a 100% basis

  Successful exploration programs:

    Abore: Expanded Mineral Reserves by 45%, driven by the 2023 drilling program.
    Midras South: Positive delineation drilling results at Midras South expected to result in maiden Mineral Reserve estimate in 2025.
    Akoma: Identified new mineralized system with encouraging initial drill test results at Akoma greenfield target, located approximately 5 kilometres ("km") from the AGM processing plant.
    Sky Gold B: Confirmed a previously unknown shear zone with multiple gold intercepts at the Sky Gold B target.

  Termination of offtake agreement: Ended the agreement with Red Kite Opportunities Master Fund ("Red Kite"), removing the obligation to sell 100% of gold production from the AGM at prices selected by Red Kite during a quotational period.

  Strengthened leadership: Added Navin Dyal, Dr. Moira Smith, and Lauren Roberts to the Board of Directors and appointed Michael Cardinaels as Chief Operating Officer.

"Galiano made notable progress in 2024 in both growing production and strengthening our operating capabilities," said Matt Badylak, President and Chief Executive Officer of Galiano Gold Inc. "With full ownership of the AGM secured in the first quarter, we ramped up operations at Abore and progressed solutions to address crushing and milling challenges identified earlier in the year.

"We are well-positioned to capitalize on historic high gold prices, supported by a strong financial position and the completion of the Red Kite buyout. Optimization of the Life of Mine plan remains on track, with the release of results expected later this month. Recent additions to our management team and Board of Directors further strengthen our ability to meet our goals in the year ahead."

Exploration Updates

The 2024 exploration program at the AGM was focused on increasing Mineral Reserves through delineation drilling at known deposits, as well as advancing several regional greenfields targets.

Near-mine exploration:

Positive delineation drilling at the Midras South deposit confirmed robust mineralization with significant widths and gold grades at shallow depths (see Figure 1). Midas South is slated for Mineral Reserve inclusion in 2025.

Selected 2024 Midras South drilling highlights1,2:

  Hole MSRC24-352: 27m @ 2.64 g/t Au from 13m
  Hole MSRC24-302: 21m @ 3.07 g/t Au from 50m
  Hole MSPC24-360: 14m @ 3.06 g/t Au from 51m
  Hole MSRC24-353: 13m @ 3.56 g/t Au from 22m
  Hole MSRC24-370: 7m @ 88.33 g/t Au from 3m

Notes:

1. All intervals reported are hole lengths with true width estimated to be 80%-95%

2. All intervals are not top cut and are calculated with the assumptions of >0.5 g/t and <3m of internal waste

Figure 1: Plan map of Midras South showing mineralized intercepts on geology and mineralized domains

Regional exploration:

  Sky Gold B: Initial drilling identified a previously unknown shear corridor with promising gold intercepts, guiding follow-up geophysics planned for early 2025. Key intercepts include1,2:
    Hole SKDD24-025 : 16m @ 1.06 g/t Au and 4.8m @ 2.96 g/t Au
    Hole SKRC24-019: 3m @ 5.11 g/t Au
    Hole SKRC24-007 : 6m @ 1.22 g/t Au

Notes:

1. All intervals reported are hole lengths with true width estimated to be 80%-95%

2. All intervals are not top cut and are calculated with the assumptions of >0.5 g/t and <3m of internal waste

  Akoma target: Located approximately 5km from the AGM processing plant, initial drilling identified multiple mineralized intercepts in shear zones along an approximate 500m strike length (see Figures 2 & 3), with follow-up exploration planned in Q1 2025.

Akoma drilling highlights1,2:

  Hole T3RC24-004: 6m @ 6.96 g/t Au from 40m
  Hole T3RC24-008: 16m @3.57 g/t Au from 68m and 18m @ 0.95 g/t Au from 86m
  Hole T3RC24-015: 10m @ 2.53 g/t Au from 12m
  Hole T3RC24-003: 4m @ 31.57 g/t Au from 116m
  Hole T3RC24-006:  7m @ 6.89 g/t Au from 89m

Figure 2: Plan map of Akoma target showing drilling results from first pass drill testing showing geology and mineralized domains. Mineralization is associated with shear hosted quartz veins and remains open to the NE.

Notes:

1. All intervals reported are hole lengths with true width estimated to be 80%-95%

2. All intervals are not top cut and are calculated with the assumptions of >0.5 g/t and <3m of internal waste

Figure 3: Cross section 698015 at Akoma target showing geology and mineralized domains with significant gold intercepts in holes T3RC24-003 and T3RC24-006.

Organizational Appointments

Michael Cardinaels joined the Company as Executive Vice President and Chief Operating Officer in September. Navin Dyal and Dr. Moira Smith were appointed to the Board of Directors in June, and Lauren Roberts was appointed effective January 2, 2025.

Upcoming Events

Galiano will release highlights of the optimized Life of Mine plan for the Asanko Gold Mine on January 28, 2025, after market close.

Conference Call Details		Replay (available until February 5, 2025)
Date:	January 29, 2025	Local:	(+1) 289-819-1450
Time:	10:30 AM ET (7:30 AM PT)	Toll Free:	1-888-660-6345
Dial In:	(+1) 437-900-0527	Access Code:	73306 #
Toll Free:	1-888-510-2154

The call will be webcast https://app.webinar.net/5YvW6AZgz3M and can be accessed at Galiano's website: www.galianogold.com

Qualified Person and QA/QC

Chris Pettman P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by NI 43-101 (as defined below) and has supervised the preparation of the scientific and technical information that forms the basis for the exploration results this news release. Mr. Pettman is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. ("Intertek") does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", “preliminary”, “prospective”, "intend", "believe", "predict", "potential", "target", “pursue”, "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion and timing of the Acquisition, the benefits of the Acquisition to the Company and its shareholders, the merits of the AGM, the operating plans for the AGM; opportunities for growth at the corporate level; commitment to health and safety; anticipated production and cost guidance; future exploration and exploration programs and the timing thereof; information regarding the plans and expectations of the Company; and related matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the Company to satisfy the conditions required to close the Acquisition; receipt of all necessary regulatory approvals in connection with the Acquisition; the ability of the Company to meet the expected timing for closing the Acquisition; the Company proceeding with further exploration and exploration programs as currently anticipated; development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: risks related to the Company’s ability to close the Acquisition, risks related to the expected benefits of the Acquisition; the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.